Exhibit 6.4

OPTION AGREEMENT AND LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this "**Agreement**") dated January 15, 2020, and effective as of December 27, 2019 (the "**Effective Date**"), is entered into by Breakout 1976, LLC having its place of business at 214 E Roosevelt St, Phoenix AZ 85004 ("**Licensee**") and Atari Interactive, Inc., having its place of business at 286 Madison Avenue, 8th Floor, New York, NY 10017 ("Atari"). Atari and Licensee may be referred to herein collectively as the "**Parties**" and individually as a "**Party.**"

WHEREAS, True North Studio, LLC ("True North"), GSD Group, LLC and Atari previously entered into a Binding Letter of Intent dated as of December 27, 2019 ("**LOI**");

WHEREAS True North and GSD Group, LLC wishes to assign their rights under the LOI to Licensee and hereby assigns such rights to Licensee;

WHEREAS Atari consents to the assignment of such rights under the LOI to Licensee; and

WHEREAS, Licensee is the legal owner of the hotel project at 1 E. Portland St. Phoenix, AZ 85004 and intends to build a hotel to the standards of the Atari brand. The brand standards will be created and finalized by the Licensee with approval from Atari. The proposed Hotel facilities include +/-150 guest rooms (4 room types), an e-gaming venue, Atari Playground, meeting rooms, co-working spaces, kitchen, restaurant and bar/ restaurant, bakery/pastry shop, cinema, gym. This hotel will be built on one block from the new Woz ED campus and will share parking with the office.

WHEREAS, the Licensed Atari Trademark (as defined below) represents an iconic, global brand and resonates with people from all ages, countries, cultures and ethnical background.

WHEREAS, Licensee and Atari desire to expand the Licensed Atari Trademark through hotels and/or lodging, which may include a world-class e-gaming venue and co-working space for gaming enthusiasts (the "**Atari Hotel(s)**"). The development will be a "playground" representing the iconic Licensed Atari Trademark.

WHEREAS, Atari and Licensee desire to enter into this separate and new Agreement effective as of the Effective Date for the grant of options for each Area (as defined below) on the one hand and, if the Atari Hotel(s) are built, for the use of the Licensed Intellectual Property (as defined below) for Atari Hotels in the Areas on the other hand, on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Definitions and Interpretation

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1. Inaddition to other terms defined in this Agreement, thefollowing terms will have the following meanings: 1. Affiliate shall mean any person that, directly or indirectly controls is controlled by oris under common control withany other person where"controls"," � trolled by" or "common control" means the right or ability, directly or indirect by, to cause a person to act � accordance with another person's instructions . 2. Agreement shall mean this agreement and the Schedules attached hereto. 3. Area shall mean the collective zip codes associated with a city listed in Exhibit A 4. Area Option Fee has the meaning set forth in Section 6.2. 5. Atari Hotels has the meaning set forth in the Preamble. 6. Brand has the meaning set forth in the Preamble. 7. Bulleting Term bas the meaning set forth in Section 3.1. 8. Co - Brand bas themeaning set forth in Section 8.5. 9. Confidential Information has the meaning set forth in Section 13. 1. 10. Exclusivity Period has the meaning set forth in Section 3.2. 11. Extended Term has the meaning set forth in Section 3.1. 12. Enension Area Option Fee has the meaning set forth in Section 6.3. J . 1 . J 3 Gross Revenues means all revenues, receipts, consideration and incomt ; whether by cash, credit,in kind or otherwise, derived directly or indirectly duringsuchperiod from the operation of the Atar i Hotel, as finally determined on an accrual basis and generally accepted accounting principles consistently applied, including, but not limited to : (i) all n : ntals and charges for guest rooms, suites, meeting rooms, conference rooms, ballrooms and other public rooms, including allcharges forroom reservations and deposit s notrefunded to guests, and sales and other receipts of tenants, licensee s and concessionaires, andpayments, fees, commissions, or paid under a lease, license, concession or occupancy agreemen t including but not limited to e - gam . ing venue, Atari Playground, meeting rooms, co - working spaces, kitchen, restamant and bar/ restamant, bakery/pastry shop,cinema, gym ; (ii) salesof food, beverages, amenities andother itemssold from guest rooms ; (iii) sales of food and beverages, whether served on or off the premises, including but not limited to all charges for room service, banquet s and catering fees ; (iv) sales or leases of miscellaneous and sundry merchandise and services, including laundry, movies/entertainment, telephone, telex, facsimile, � mail and Internet access, computer equipment, audiovisual, check room, vault andother miscellaneotJSservices, cover and minimum chargesfor guestentertainment, fee s charged for the temporary useof facilities at the hotel, allsales through vending machines and QB \ 61286334.1 2 all other consideration from business conducted pursuant to this Agreement ; (v) all business intenuption insurance awards received with respect to thehotel (or a portion thereof) th . at represent amountsor arepayable with respect to amounts that would havebeen included in � Revenues had theapplicable insured interruption not occurred ; (vi) condemnation awards for temporary use of the hotel ; (vii) amounts recovered with respect to legal proceedings or settlement of claims arising out of the operation of the hotel that represent amounts that would have beenincluded in Gross Revenues bad they been collected without resort to legal proceedings ; and (ix) all rentals, fees, commissions, concessions and other payments derived from lessees, licensees and concessionaires, including rentals from or leasing of retail space on 1 he Site . Gross Revenues for any Accounting Period shall not include : (i) Discretionmy gratuities added to guests' bills or statements bya customer which arepaid over to hotel employees and not retained by the hotel ; (ii) Any excise, sales, occupancy, room, use or rent taxes or similar duties, levies or charges imposed by governmental authorities and collected directly &om patrons or guests as part of or as an addition to thesales price of any goods or services and paid to any governmental authority ; (iii) Any proceeds from the saleor disposition of the Atari Hotel as long as buyer agrees in writing to assume any and all obligation of Licensee hereunder as part of such sale or disposition of the Atari Hotel, or any of the furniture, fixtures, equipment or other capitalasset(s) used in connection with the operation and management of the hotel ; (iv) The proceeds from any insured casualty, condemnation award except as provided in clauses (v) and (vi) above ; 3 QB \ 61286334.l (vi) (v) Any proceeds from valet, garage, or parking facilities; and Net Merchandising Revenue. 14. Initial Term has themeaning set forth in Section 3.1. 15. Licensed Intellectual Property means all of the following items, regardless of thefonn or medium involved (e . g . , paper, electronic,tape,tangible or intangible) : (i) the Licensed Atari Trademark and all Licensed Game Trademarlcs ; (rl) the � naro � likenesses, trademarks, titles, and other audio, pictorial, textual, audiovisual or multimedia matter relating to the following Atari classic titles listed on Exlubit B ; and (iii) all other infunnation, materials, and copyrightable or patentable subject matter or any other subject matter that is or can be protected under applicable intellectual property laws, owned, develo � acquired, licensed, or usedby Atari in connection with the Licensed Trademadc . s . 16. Licensed Atari Trademark means (i) the Atari trademark ; and (ti) the Atari logo as shownon ExlnbitB .

17. Licensed Game Trademarks means (i) one or more of the registered trademarks, registered service marks, and registration applications all as shown on Exhtl>it B, excluding the Licensed Atari Trademark ; and (ii) any other trademark designated in writing as a Licensed Trademark by Atari, all as may be changed, deleted, added to or o 1 herwise modified by Atari in its sole discretion . 18. Licensed Merchandillng Products means the merchandising products sold by Licensee in the Atari Hotel (i . e . gift shop of the Atari Hotels) that refer to the Licensed Intellectual Property together with the name of the Atari Hotels . The list of such License Merchandising Products shall be jointly defined and approved in writing, per reference to usual business practices of the hotel business . 19. LOI bas the meaning set forth in the Preamble. 20. Net Mer.chandls � g Revenue means all gross invoice amounts billed by Licensee and other consideration received by or on behalf of Licensee from the sale or other exploitation of the Licensed Merchandising Products, less (i) sales, value - ad � exciseor similar taxesand � omsdutiesactuallypaid by Licensee with respect tosuchsales; (ii) volume � granted in the ordinary course ofbusiness, not to exceed ten percent (10%) of the gross invoice amounts; (iii) reasonable documented ret.ums for defective Licensed Merchandising Products that are actually accepted and for which a bona - fide credit or refimd is issued (provided that the total amount deducted for all returns of Licensed Merchandising Products sold in any calendar quarter must not exceed five percent (5%) of thegross invoice amounts for sales in that calendar quarter). Use of corporate averages or similar estimate for returns is expressly forbi � and may . not be used. 4 QB \ 61286334.1 21. Royalties has the meaning set forth in Section 6.4. 22. Work Product has the meaning set forth in Section 8.6. License Grant 2. 2.2 Atari hereby grants Licensee the limited, non - exclusive, non - transferable and 2 . 1 Atari grants to Licensee, and Licensee accepts, on the terms . and conditions of this Agreemen � (a) the exclusive, transferable, right and li � etouse the Licensed Atari Tmdemarlc, and (b) the non exclusive, transferable, right and license to use the other Licensed Intellectual Property (specifically excluding the Licensed Atari Trademarl . c) in connection with : (i) the operation of Atari Hotels owned by Licensee or its Affiliates in the Areas ; (ii) the operation of Atari Hotels in the Areas pursuant to a management agreement or lease in the Amis ; (ril) the marketing, financing, raising of capital for the Atari Hotels ; and to (iv) enter into subliceose agreements for Atari Hotels in the Areas . For the avoidance of doubt the present liceose does not grant the right to develop new games, services or products based on the Licensed Intellectual Property other than Atari Hotels . royally bearing right to use the Licensed Intellectual Property only for the pwpose of and to the - ii. )

extent necessary to manufacture the Licensed Merchandising Products, and to promote, distribute and sell the same at the Atari Hotels during the Term, in accordance with this Agreement.

2.3 Licensee shall not use the Licensed Intellectual Property on any Licensed Merchandising Products without also using the Atari Hotels name in their branding.

2.4 Nothing in this Agreement shall be interpreted as preventing Atari from granting these rights to any other party, or exploiting the Licensed Intellectual Property in connection with the sale of products directly in the Areas.

2.5 The Licensed Merchandising Products may only be sold and distributed in the Atari Hotel(s), and in accordance with the provisions of this Agreement and all applicable laws and regulations. Licensee shall also refrain from establishing any branch and from maintaining any distribution depot outside the Atari Hotel(s)for the Licensed Merchandising Products.

2.6 The LOI is hereby terminated, without any further obligation on either side.

3. Exclusivity

3.1 Atari agrees that throughout the term of this Agreement, Licensee shall have the exclusive right to build an Atari Hotel in the Areas for three (3) years as from the date of the Agreement (the "**Initial Term**"), with an option to extend for an additional One (1) year for each market in order to break ground on construction (the "**Extended Term**"). Licensee shall have an additional six (6) years to complete construction as from the Initial Term or the Extended Term, as the case may be (the "**Building Term**"). If Licensee has not broken ground in an Area during the Initial Term or the Extended Term, as the case may be, all rights to that respective Area shall revert to Atari. If Licensee has not completed construction and not opened the Atari Hotel for operations during the Building Term, all rights to that Area shall revert to Atari.

3.2 The Parties undertake that, in consideration of the costs incurred and resources devoted by the Parties to the project, during the period from the date of execution of the Agreement until the expiration of the Initial Term and the respective Extended Terms (if any), Licensee shall have exclusivity to use the Licensed Atari Trademark in each of the Areas in connection with the Atari Hotel, as such exclusivity in defined in Section 2.1 above (the "**Exclusivity Period**"). During the Exclusivity Period, Atari will not (i) grant a right or license to use the Licensed Atari Trademark in connection with hotel or lodging services in the Areas to any other party; (ii) operate, license or manage any hotels in the Areas using the Licensed Atari Trademark; (iii) enter into any other agreements in respect of the Areas pursuant to which a third party may use the Licensed Atari Trademark or any other distinguishing characteristics in connection with hotel or lodging services; or (iv) enter into any binding agreement with respect to the construction of an Atari Hotel in any of the Areas. However, for the avoidance of doubt, Atari shall have the right to entertain conversation and projects about Atari Hotel(s) with third parties in these Areas.

3.3 After the Exclusivity Period, Licensee shall have the right to match any offer received by Atari for Atari Hotel(s) in the Areas. The Parties shall negotiate in good faith the same

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terms and conditions. If the Parties do not sign a binding agreement within thirty (30) days of receipt of notification from Atari, then Atari shall have theright tosign with another party. 4. Term 1. Licensee will have the right to use the Licensed Atari Trademark in peipetuity in connection withany Atari Hotel built during the BuildingTerm, asset forth in Sections 2 . 1 and 3 above, subject to payment of the Area Option Fees and Royalties and subject to compliance with the tenns and conditions of the Agreement For the avoidance of doubt : (i) the right to use the Licensed Atari Trademark shall be only for each Area in which Licensee bas built an Atari Hotel in the timeline set forth in Section 3 . 1 above ; (ii) the present Agreement shall not be applicable to each Area for which Licensee has not built an Atari Hotel in the timeline set forth in Section 3 . 1 above . 2. Either party may terminate the Agreement in case of a breach by the other party that remains Wlcured thirty(30)daysafterreceipt ofa written noticefrom thenon - breaching party . Licensee's failure to comply with the requirements set forth in theAgreement shall be considered a breach . 3. In theeventoftermination pursuant toSection 4 . 2 ,Licensee shall havea reasonable amount of time, and in no event lessthan one - hundred twenty (120) days but nomore than twelve (12) months, to cease all use of the Atari Intellectual Property. S. Reservation of Rights. 1. Except for the rights set forth in Sections 2 and 3 , Atari and other Affiliat � retain all of their rights with respect to the Licensed Intellectual Property, and any business it desires to conduct anywhere in the world, including but not limited to the rights to : 1. operate, and grant to others the right to operate, hotels or lodging facilities at locations anywhere in the world outside the Areas and onsuch tmnsand conditions as it deans appropriate ; 2. sell, or license - 0 thers tosell, any products orservices withinand outside the Areas under the Licensed Intellectual Property, or under other trademarlcs, service marks or trade dress through channels of distribution other than hotel or lodging services ; 3. operate, and grant to others the right to operate any other business � (other than Atari Hotels) identified by the Licensed Intellectual Property, service marlcs or trade dress within and outside the Areas and · pu . rsuant to such terms and conditions as it deems app 10 p 1 iate . For example, Atari may use or license other parties to use the Licensed Intellectual Property in connection withexploitation ofvideo games,theAtari VCS without a hotel or lodging component ; 4. sell, or licenseothers tosell, anyproducts ors«Vices withinandoutside the Areas using the Licensed InteltectuaJ Property . QB \ 61286334.l 6 6 . Area Option Fee; Royalties

QB' - 61286334.1 1. In consideration for the rights granted to Licensee underthis Agreement, Licensee shall pay Atari the Area Option Fee for each Area and, if and when any Atari Hotel is built, the Royalties for the Licensed Intellectual Property . Area Option Fee 2. As consideration for the option to build the Atari Hotel during the Initial Term in the Area, Licensee shall pay Atari a non - refundable Area Option Fee of Six Hundred Thousand United States Dollars ( $ 600 , 000 . 00 ) (the "Area Option Fee''), such Area Option Pee not being applicable against the Royalties . This fee shall be defined as $ 75 , 000 per Area (for a total ofeight (8) Areas) . The parties acknowledge that Licensee has previously paid Atari One Hundred Fifty Thousand Dollars ( $ 150 , 000 ) in connection with the LOI and such . payment will be credited to the non - refundable Area Option Fee and as a result, Four Hundred Fifty Thousand Dollars ( $ 450 , 000 ) shall be due within five (5) business days of the date of signature of the present Agreement . 3. No later than the expiration of the Initial Term, and as consideration for the Extended T � Licensee shall have the option to pay a non - refundable advance ofTwenty Five Thousand United States Dollars ( $ 25 , 000 . 00 ) for each Area that Licensee wishes to extend (the ''Enension Area Option Fee"), the Extension Area Option Fee not being applicable against the Royalties . Licensee shall have the option to extend the Initial Term for any or all of the eight (8) Areas . If licensee does not pay the Extension Area Option Fee for a given Area within the prescnbed timeframe, the rights in and to such Area shall revert to Atari . Royalties In connec : tlon with the licensing ofthe Licensed Jntellec : tul Property 4. Licensee shall pay Atari royalties (the ''Royaltiesj as follows : (i) five percent ( 5% ) of the portion of the Gross Revenue of Atari Hotels exceeding Twelve Million United States Dollars ( 08 $ 12 , 000 , 000 ) on a cumulative basis (i . e . , since the opening of an Atari Hotel) and on a consolidated basis (i . e . , taking into account all Atari Hotels in operation), � d (ti) ten perceot ( 10% ) of Net Merchandising Revenue generated by the Licensed Merchandising Products, on a monthly basis, within thirty (30) days of the end of each month . The Area Option Fee and the Extension Area Option Fee shall not be applicable against the Royalties . General 5. All Royalty payments shall be paid in for each month oommencing with the opening date and continuing until the expiration or termination of the Agreement pursuant to which the hotel is authorized to be operated as an Atari Hotel . 6. All statements and invoices issued shall be in Engli � and all payments made by Licensee shall be in United States Dollars by way ofwire transfer to the below aooomit : Name : Atari Interactive, Inc . Account# : 530 - 974657 Bank : JP Morgan Chase Address : New York, NY 7

ABA: 021000021
SWIFT Code: CHASUS33

7. Concept / Quality Control, Advertising

7.1 Licensee acknowledges the importance to Atari of its reputation and the goodwill in the Licensed Intellectual Property. Licensee will use the Licensed Intellectual Property in association with services that are at least equal in quality to those currently provided by similar situated hotel and lodging establishments.

7.2 Atari shall be entitled to inspect any Atari Hotel operated or sublicensed by Licensee periodically to determine whether the Licensee or sublicensee is operating and maintaining each Hotel in compliance with this Agreement. Atari also reserves the right to perform inspections on system hotels if Atari determines such inspections are needed to protect the Licensed Intellectual Property. Such inspection shall be made by Atari or its designee at its own cost.

7.3 Licensee shall submit to Atari for approval concepts for the Atari Hotels and for the Licensed Merchandising Products, such approval shall not be unreasonable withheld; it being understood that the granting of such approval may not be interpreted as an endorsement by Atari of the Atari Hotels or the Licensed Merchandising Products or a warranty as to the quality and/or fitness for use of the same. Atari will use reasonable efforts to communicate its approval or refusal of the Atari Hotels concepts or Licensed Merchandising Products concepts within ten (10) days of receipt of the corresponding submission. Failure to approve or refuse within the said period will be deemed a refusal, unless Atari subsequently notifies Licensee in writing of its approval. Upon refusal, Licensee shall at its option resubmit the corresponding element. If Atari fails to provide its approval or refusal within five (3) days of receipt of the second submission, it shall be deemed approved. Licensee shall display, as part of the concepts for approval, the Licensed Intellectual Property as approved by Atari.

7.4 Following approval of and in conformity with the concept and design of the Licensed Merchandising Products, Licensee shall produce and deliver to Atari a prototype of each Licensed Merchandising Product ("Prototypes"), and shall make any changes to the Prototypes as requested by Atari. Following approval of and in conformity with the Prototypes, final approval shall be considered by Atari upon receipt of not less than six (6) samples of each Licensed Merchandising Product fully packaged and labelled for sale ("Production Sample"). At any time during the Agreement Licensee shall provide further Production Samples as Atari may reasonably request. In the event that Atari informs Licensee that a Production Sample does not conform to the approved Prototype, Licensee will immediately suspend manufacture and sale of the corresponding Licensed Merchandising Products, until Atari approves a revised Production Sample. All costs relating to the submission for the approval, manufacture, promotion, storage and sale of the Licensed Merchandising Products shall be borne by Licensee. Licensee shall destroy or ensure are destroyed any seconds, irregulars, test-runs or sub-standard units of the Licensed Merchandising Products. Atari may additionally require that the Licensed Merchandising Products be immediately recalled if Atari considers that the manufacture or distribution of the Licensed

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Products may pose a health or safety hazard, or be detrimental to Atari's and/or the Property's reputation or goodwill. 8. Ownership and Useof Licensed Intellectual Property 1. Licensee acknowledges that Atari is the owner of the Licensed Intellectual Property, the licensegranted to Licensee to use theLicensed Intellectual Property is derived solely from thisAgreement, andany goodwill established by theuse ofthe Licensed Intellectual Property will inure to the benefit of Atari . 2. Licenseeagrees not to use the Licensed Intellectual Property other than as provided by this Agreement as partof the Program . 3. Licensee agrees that it will not alter, modify, dilute, or otherwise misuse the Licensed Intellectual Property, or use the Licensed Intellectual Property on or in oonnection with any products or services or in any manner, or make any statements or claims, or distnlnrte, � or offer for sale Atari Hotel to any customer or in any channel of trade, that wc : >uld or would belikely to damage or demean the name or reputation of the Licensed Intellectual Property or Atari . 4. Except as and to the extent approved by Atari in each instance, Atarishall have the sole and exclusive right to execute, file and prosecute all trademark, copyright, patent and/orother intellectual property applications for the Licensed Intellectual Property . Subject to all provisions of this Paragraph 8 . 4 , Atari will register the Licensed Intellectual Property in the applicable class for the hotel and lodging services in the United States . Atari will respond within sixty (60) days of receipt of Licensee's written inquiry to Atari as tothe status of such trademark registrations and applications . Licensee shall cooperate with Atari in all respects in connection with any such applications that Atari may desire to execute, file and/or prosecute, and in connection therewith Licensee shall supply to Atari, at no cost to At 8 t 4 such samples of the advertising and marketing materials as Atari may reasonably request . Licensee shall not seek or obtain any registration of the Licensed Intellectual Property (including, without limitation, any imitatio 118 > translations or transliterations thereof) in any name or participate directly or indirectly in such registration anywhere in the world without Atari's approval in each instance 5. Atari Hotel(s) may be co - branded using a brand owned and controlled by Licensee ( � o - Brand") . Any such Co - Brand (except to the ex . tent incorporating Licensed Intellectual Property, which Licensed Intellectual Property (and no other portion or piece of the Co - Brand) shall remain the exclusive property of Atari) is the sole and exclusive property of Licensee and may not be used by Atari . Following any expiration or termination of this Agreement, any Co Brand may be used in any manner in Licensee's discretion without any Licensed Intellectual Property . For the avoidance of doubt : (i) the Co - Brand shall not be used outside of the Area ; (ii) any use of the Co - Brand in any manner by Licensee following any expiration or tennination of this Agreement shall exclude any element of the Licensed Intellectual Property . For the further avoidance of doubt, the "Co - Brand" shall be subject to approval by Atari, as set forth in Section 7 . 3 hereof, as it includes Licensed Intellectual Property . � QB \ 61286334.1 9 � �

8 . 6 Subject to the pre - existing and underlying rights of Atari and of any third parties, all rights (including all design related intellectual property rights) in and to any artwork, screens, websites, Licensed Merchandising Products or any other promotional or other materials in any media andin any fonnator form,utilizing theLicensed Intellectual Propertyconceived andcreated under or resulting from this Agreement, whether developed by, for, or pursuant to suggestions, comments, or other recommendationsof Atari, Licensee, or on behalf of Licensee, andanyandall intellectual property rights therein (collectively ''Work Product''), will vest exclusively in, and are hereby irrevocably transferred and assigned to Licensee in perpetuity, except to the extent incorporating Licensed Intellectual Property, which Licensed Intellectual Property (and no other portion or piece of theWork Product) shall remain theexclusive property of Atari . Atari will take all reasonable steps, at Licensee's request, to assist and enable Licensee in perfecting the assignment to Licensee as provided for above . For the purposeof clarity, any Work Product may be used by Licensee at any time and in any other capacity during or after 1 he termination of this Agreement, as long as such Work Product then excludes any element of the Licensed Intellectual Property . 9. Marketing and Promotion 9 . 1 Recognizing the value of promotion and marketing in developing the Atari Hotels in the Areas and theimportance of consistency of suchpromotionandmarketing to thefurtherance of the goodwill and public image of the Atari Hotels, the parties agree that all promotion and marketing by Licensee, concerning the Atari Hotels shall be conducted in a dignified manner and shall confonn to the requirements of Atari as set forth in writing or otherwise . In all promotion and marketing, Licensee shall use the Licensed Intellectual Property only in accordance with the terms and conditions of this Agreement . Licensee shall display the Licensed Intellectual Property in the manner prescribed by Atari on all signs and other promotional and marlreting materials . Licensee shall submit samples of promotional and marketing materials to Atari, and Atari shall approve or disapprove such plans and materials within ten (10) days from the date of receipt by Licensee, such approval shall not be unreasonably withheld . If Licensee does not receive the approval of Atari within ten (I 0 ) days, the materials shall be deemed approved . Once approv � Licensee need not submit subsequent materials for approval if such subsequent materials use the Licensed Intellectual Property in materially the same manner . 10. Representations, Warranties, and Indemnification 1. Atari warrants and represents to Licensee as follows: 10 . 1 . l Atari bas full right, power and authority to enter into this Agreemen 4 grant thelicense to Licensee as herein granted and consummate the transactions contemplated hereby ; l 0.1.2 Atari is theowner of or otherwisehas theexclusive right to usethe Licensed Intellectual Property; 10 . 1 . 3 Licensee's useof the Licensed Intellectual Property ip . connection with the Atari Hotels pursuant to this Agreement will not infringe any rights owned or possessed by any third party ; QB \ 61286334.1

10 . I . 4 Atari shall indemnify, defend and hold Licensee harmless from and against any and all charges, claims and/or suits, including reasonable attorneys • fees and costs related thereto, paid or incurred by Licensee that arise from Licensee's use of the Intellectual Property in accordance with the terms and conditions of this Agreement . I0.2 Licensee warrants and represents to Atari as follows: 1. Licensee shall use only the Licensed Intellectual Property designated by Atari, and shall use them only in the manner authorized and permitted by this Agreement . Any sub - license by Licensee shall also be consistent with this Agreement 2. Licensee shall use the Licensed Intellectual Property only for the purposes contemplated by this Agreement, which shall include the right to license to sublicensees the right to use the Licensed Intellectual Property pursuant to sublicense agreements . 3. During the tenn of this Agreement in conjunction with any use of the Licensed Trademarks at each Atari Hotel, there shal l b e displayed a notice in such content and form and at such conspicuou s locations in a manner reasonably accept . able to Atari, notice that the Atar i Hotel is operated under license from the Atari . 4. Licensee's right to use the Licensed Intellectual Property is limited to such uses as are authoriud llllder this Agreement, and any unauthorized use thereof shall constitute an infringement of Atari's rights . 5. Licensee shall not use the Licensed Intellectual Property to incur any obligation or indebtedness on behalf of Atari . 6. Licensee agrees to execute any documents deemed necessary by Atari or Atari's counsel to obtainprotection for the Licensed Intellectual Property and/or to maintain their continued validity andenforceability,including a registered user or license agreement . 7. Licensee shall not act directly or indirectly in any manner which may, in Atari'sopinion, bring Atari'sreputation or the reputation of the Licensed Intellectual Property into disrepute, and/or otherwise adversely affect the same, nor shall it be directly or indirectly associated with anything that may be considered as Wlethical, immoral and/or offensive . 8. Licensee shall obtain and maintain at its own expense any and all pami � licenses, rights,clearances, consents, approvals and permissions necessary fortheconst : ruction and promotion of the Atari Hotels in the Area and manufucture, promotion and sale of the Liceosed Merchandising Products . Licensee shall be and always remain in oompliance with regulations applicable to the Atari Hotel(s) and their exploitation . Licensee shall comply with theFlammable Fabrics Act . the Consumers Products Safety Act and all otherlaws and regulations in foroe in the Area, applicable to the manufacture, promotion and sale of the Licensed Merobandising Products . 9. Licensee shall inform Atari of any actual or potential infiingem.ent of the Licensed Intellectual Property, and any improper or unlawful use (>£ or thin! party claims � QB \ 61286334,l 11 � . �

regarding, the Licensed Intellectual Property and/or the Atari Hotels . If Atari so requests, the Licensee shall provide all necessary information'and, at Atari's cost, shall assist in thedefense of the Licensed Intellectual Property and/or theAtari Hotels . 3. Licensee Indemnities . Licensee shall indemnify and hold Atari and its Affiliates and their officers, directors, managers, members, partners, shareholders, employees, agents, representatives,and theirrespectivesuccessors and assigns hannless against andfromalldamages of every kind and description, including fines, penalties, tax � expenses, costs, losses or Atari's reasonable legal and acC 01 mting costs actually incmred, arising out of or resulting from : (i) Licensee's unauthorized use of the Licensed Intellectual Property ; (ii) a breach of Licensee's representationsand wammties under this Agreement ; (iii) the constrw :: ti � renovation, upgrading, alteration, remodeling, repair, operation, ownership or use of any Atari Hotel, including, for the avoidance of doubt, losses, costs, liabilities, damages, claims and � resulting ftom claims asserted by or on behalf of anyone using the facilities at an Atari Hotel or (iv) the conduct or operation of any otherpart of a Licensee's business (excepting claims brought by Licensee against Atari pursuant to this indemnity clause), provided that (a) Licensee shall havesoleconduct of any such claim and {b) Atari shall provide all reasonable assistance to Licensee in re 1 ation to the conduct of anysuch claim . Thisindemnity does not apply to theextent that such claim or demand (i) is a direct consequence of the gross negligence or willfu 1 misconduct of Atari or its officers, directors, agents and employees or (ii) is a direct con . sequence of Atari 1 s breachoftbisAgreement . 4. Atari Indemnities. Atari shall indemnify and hold Licensee and its Affiliates and their officers, directors, managers, members, partners, shareholders, employees, ag � representatives, and their respective successors and assigns, harmless against and from all fines, penalties, taxes,expenses, costs, losses or damages andincluding Licensee's reasonable legal and accounting costs actually incurred resulting from any claim or demand arising (i) Lk:ensee's authorized use of the Licensed Intellectual Property; (ii) a breach of Atari's representations and warranties under this Agreement; or (ill) out of the operation of any other part of Atari• � (save for claims brought against Licensee by Atari pursuant to this indemnity clause), provided that (a) Atari shall have sole conduct of any such claim and (b) Licensee shall provide all reasonable assistance in relation to theconduct of any suchclaim . This indemnity does not apply totheextent thatsuch claimordemand is (i) a direct consequence of thegrossnegligence or willful misconduct of Licensee ; or (ii) is a direct consequence of Licensee's breach of this Agreement . 5. The indemnification provisions in Section 10 shall smvivc the terminatillD . or expiration of this Agreement as to any claim or demand the hams for which arose prior to such termination or expiration . 11. Limitation of Liability 1. EXCEPT AS OTIIERWISE EXPRESSLY PROVIDED HER . BIN> - UNDER NO CIRCUMSTANCES,INCLUDING, WITHOUT LIMITATION, ANY BREACH OR ALLEGED BREACH OF THIS AGREEMENT BY A PAR 1 Y OR THE FAILURE OF THE ESSENTIAL PURPOSE OF ANY REMEDY, SHALL EITHER PAR 1 Y OR ANY OF ITS omCERS, DIRECTORS,MANAGERS, MEMBERS, PARTNERS, SHAREHOLDERS, EMPLOYEES, AGENTS, INDEPENDENT CONTRACTORS, REPRESENTATIVES OR AFFILIATED OR QB \ 612863.34.1 12

RELATED PERSONS OR ENTITIES, HAVE ANY LIABILITY OR OBLIGATION TO THE OTHER PARTY OR TO ANY OF THE OTHER PARTY'S OFFICERS, DIRECTORS, MANAGERS, MEMBERS, PARTNERS, SHAREHOLDERS, EMPLOYEES, AGENTS, INDEPENDENT CONTRACTORS, REPRESENTATIVES OR AFFILIATES FOR ANY CONSEQUENTIAL OR INCIDENTAL DAMAGES, LOST PROFITS, ANTICIPATED INCOME OR PROFITS, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES OR OTHER SIMILAR DAMAGES; PROVIDED, HOWEVER, THAT THERE SHALL BE NO LIMITATION OF ACTUAL DAMAGES. THE FOREGOING SHALL NOT APPLY, AND NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT, ANY INDEMNITY OBLIGATION FOR THIRD PARTY CLAIMS.

12. Enforcement of Licensed Intellectual Property

12.1 Licensee shall promptly notify Atari of any suspected infringement or unauthorized use of, any known challenge to the validity of, or any known challenge to Atari's ownership of, or Atari's right to use, the Licensed Intellectual Property. Licensee acknowledges that Atari shall have the sole right to direct and control any administrative proceeding or litigation involving the Licensed Intellectual Property, including any settlement thereof. Atari shall also have the sole right, but not the obligation, to take action against uses by others that may constitute infringement of the Licensed Intellectual Property.

12.2 If Atari undertakes the defense or prosecution of any litigation relating to the Licensed Intellectual Property, Licensee shall execute any and all documents and do such acts and things as may, in the opinion of counsel for Atari, be necessary to carry out such defense or prosecution, including becoming a nominal party to any legal action. Except to the extent that such litigation is the result of Licensee's use of the Licensed Intellectual Property in a manner inconsistent with the terms of this Agreement, Atari agrees to reimburse Licensee for its out-of-pocket costs in doing such acts and things.

12.3 Licensee shall affix the Trademarks, copyright and other proprietary notices set forth in Exhibit B and as otherwise provided by Atari on all Licensed Merchandising Products and materials in a conspicuous, legible and permanent manner. Licensee shall also affix any other legends, markings and notices required by any law or regulation in the Area or which Atari reasonably may request on all Licensed Merchandising Products and materials in a conspicuous, legible and permanent manner.

13. Confidentiality

13.1 Except where reasonably necessary for the proper execution of this Agreement, the parties shall not, without the prior written consent of the other party, use, release or divulge to any third party orally or in writing, any technical, commercial, promotional, financial or other information acquired in anticipation of or during the term of this Agreement ("Confidential Information"). The party who discloses Confidential Information to a third party shall be responsible for ensuring its continued confidentiality and shall accept full liability for any unauthorized disclosure of the same by the said third party. The obligations of this clause shall remain effective for three (3) years following the expiration or termination of this Agreement.

13

2. The obligation of confidentialjtyconcerning the Confidential Information shall not apply to thepart thereof which : 1. w � alreadyin the receiving party's possession prior to itsdisclosure by the disclosing party ; or 2. is or subsequently comes into the public domain, through no fault or omission of the receiving party ; or 3. was disclosed to the receiving party by a third party who placed no restriction on its further disclosure or use, and that that third party was legally entitled to make sucha disclosure ; or 4. was obtained by the receiving party through independent research without direct or indirect access to, or useor knowledge of, theConfidential Information; or 13 . 2 . S is required to be disclosed pursuant to an administrative or judicial Older, provided that, where practicable, the receiving party agrees to provide the disclosing party . with prior notice of such a disclosure . 14. Miscellaneous 1. Notices . All notices, demands, and other cotnmUDi . cations required by this Agreement and all payments to be made pursuant to this Agreement, shall be sent to theaddresses set forth below unless and until a notification of a change of address is given in writing . All notices, demands, payments and other communications shal l b e deemed to have beenduly givm or made (i) when delivered personally, (ii) when sent by electronic mail (with a second confumation copy sent by mail), (iii) when sen t by fax to the fax number on the address shown below, (iv) the second day following the day of delivery prepaid to a national air courier service, or (v) three business days after deposit in the U . S . mails, certified or regi � postage prepaid, in each case addressed to the party to whom notice is bein g given a t theaddresses set forthbelow . 14 QB \ 61286334.1 To Atari: CEO I Business and Legal Affairs Atari Interactive, Inc. 286 Madison Avenue New York NY 10075 Email: fredchesnais@atari.com kathy@atari.com With a copy to (such copy shall not constitute noticed under thisSection 14.1): Lime,LLC 132 Fayerweathe.r Street Cambridge, MA 02138 United States

Attn: Steven Bercu, Esq. bercu@limelaw.com Fax: +1 (617) 812 - 2554 15 QB \ 61286334.1 To Licensee: Jordan Taylor Shelly Mwphy Breakout 1976, LLC 214 E Roosevelt Street Phoenix AZ 85004 Email: Smurphy@d � az.com Fax: Witha copy to (such copy shall not constitute noticed under this Section 14.l}; Paul Valentine Quarles & Brady LLP One Renaissance Square Two North Central Avenue Phoenix, Arizona 85004 paw.valentine@quarles.com 2. Governing Law . This Agreement shall be governed by the law of the state of Arizona, all disputes arising in respect of the agreement shall be submitted to the exclusive jurisdiction of thestate and federal courts located in Phoenix, Arimna 3. Entire Agreement This Agreement contains the entire agreement between the parties with regard to its subject matter and supersedes all prior agreements between them pertaining to its subject matter . ThisAgreement may be altered or amendedonlyin a dulyexecuted writing . 4. Severability . If any provision of this Agreement is held to be unenforceable, such provision shall be limited and construed so as to make it enforceable consistent with the parties � manifest intentions or, if such limitation or construction is not poSSiole or would be inconsistent with theparties' manifest intentions, suchprovision will bedeemed stricken from thisAgreement . Inanysuchevent,allotherprovisions ofthis Agreement willremain in full forceand effect, unless such enforcement would result in an injustice or be inconsistent with the purposes of this Agreement 5. Waiver . The failure of any party to enforce the provisions of this Agreement will in no way be construed to be a waiver of such provisions, nor in any way affect the ability of any party to enforceeachand everysuchprovisionthereafter . Nowaiver of anytenn ofthis Agreement shall be valid unless in a writing signed by the party against which the waiver is sought to be enforced . No waiver by either party of any breach of or failure of performance under this Agreement shall be deemed a continuing waiver or a waiver as to anysubsequent or similarbreach .

6. No Conflicts . The parties each represent that neither it nor any of its direct or indirect owners is subject toanyagreement, or a party toanypending litigation,that would conflict with the party's rights and obligations Wlder the Agreement or that would otherwise limit in any manner the party • s ability to perform its obligations W 1 der the LOI and the Agreement . 7. Force Majeure. 1. In the event of force majeure, the parties shall not be held responsible for the non - fulfi 11 ment of their obligations under this Agreement ; insofar as the party pleading force majeure shall be discharged from its responsibility only for the dmation of the force majeure, making all reasonable efforts to limit its effect, and shall notify the other party in writing as soon as reasonably possiole . 2. If the force majeure continues beyond a period of thirty ( 30 }days from the date of receipt of its notification, theparties shall meet in order to consider in good faith 1 he steps to be taken regarding the continuation of the Agreement . In the event that force majeure prevents the continuation of the Agreement for a period of forty - five ( 45 } days or more from the date of receipt of its notification, either partymay terminate this Agreem • which shall takeeffect at the date at which written notice of termination is received by theother party . 3. For the pw : poses of this Agreement, non - exhaustive illustrations of force m . ajeure include actof Go � war,abnormal weatherconditions, riots, uprisin � government acti � fires,floods, national strikes (excluding strikes limited to theotherparty's personnel}, or othersuch events outside thecontrol of either party . 8. Independent Contractors . This Agreement shall not be deemed to have established a partnership, joint venture or a relation of agent and principal between the parties and/or any of their subsidiaries, affiliated or re 1 ated companies . 9. Injunctive Relief Licensee acknowledges that its failure to perfoan any of the material terms or conditions of this Agreement shall result in immediate and ineparable damage to Atari . Licenseealsoacknowledges that theremay be noadequate remedy at law fur suchfailures and that in theevent thereof : Atari shall be entitled to equitable relief in thenatureof aninjunction and to all other available relief in equityissued from a court of competent jurisdiction . 1. O Survival . The rights and obligations set forth in Sections S, 6 , 8 , 1 O ; 11 , 12 , 13 ,and 14 shall survive the termination or expiration of this Agreement or any determination that this Agreement or any portion hereof or Exhibit hereto is invalid . 11. Assigpmeut This Agreement and all of the provisions hereof shall be binding upon and inure to thebenefit of the parties hereto and their respective successors and assigns. 12. Expenses . Eachparty will bear its ownexpenses in connection with thenegotiation and consummation of this Agreement . QB \ 6]286334.1 16

14 . 13 Name "Breakout 1976 " . Atari and Licensee hereby agree that ''Breakout 1976 " is part of the Licensed Intellectual Property and Atari hereby authorizes Licensee to use "Breakout 1976 "for free during the Tenn but solely for the purpose of thedenomination of the LLC, to the exclusion of any other use . IN WITNESS whereof, the Parties hereto have executed or caused the Agreement to be executed in duplicate by their officers thereuntoduly authorized, all as of theday and year written below. Name: � :Dtf un,_ Title: - ---- = - � ....:... - ----- - TRUE NORTH STUDIO, LLC By. � Title: CEO GDSGROUP, LLC Name: - - � � - -- - T = 'f t - '/ W - \ , - . - - Title: - --- ' - � :....,_!........: ---- - Name: Slf£LL7 M ll t.P f&t Title: MA - NM£ � l J I QB'61286334.1 17

EXHIBIT A

AREAS

Area of interest for Atari Hotel(s), each an "Area":

Phoenix, AZ

85003 85004 85006 85007 85008 85009 85012 85013 85014 85015 85016 85017 85018 85019 85020 85021 85022 85023 85024 85026 85027 85028 85029 85031 85032 85033 85034 85035 85037 85039 85040 85041 85042 85043 85044 85045 85048 85050 85051 85053 85054 85065 85073 85083 85085 85086 85087

Austin, TX

78610 78613 78617 78641 78652 78653 78660 78664 78681 78701 78702 78703 78704 78705 78712 78717 78719 78721 78722 78723 78724 78725 78726 78727 78728 76729 78730 78731 78732 78733 78734 78735 78736 78737 78738 76739 78741 78742 78744 78745 78746 78747 78748 78749 78750 78751 78752 78753 78754 78756 78757 78758 78759

San Francisco, CA

94102 94103 94104 94105 94107 94108 94109 94110 94111 94112 94114 94115 94116 94117 94118 94121 94122 94123 94124 94127 94128 94129 94130 94131 94132 94133 94134 94143 94158 94188

Chicago, IL

60601 60602 60603 60604 60605 60606 60607 60608 60609 60610 60611 60612 60613 60614 60615 60616 60617 60618 60619 60620 60621 60622 60623 60624 60625 60626 60628 60629 60630 60631 60632 60633 60634 60636 60637 60638 60639 60640 60641 60642 60643 60644 60645 60646 60647 60649 60651 60652 60653 60654 60655 60656 60657 60659 60660 60661 60699 60701 60706 60707 60803 60804 60805 60827

Las Vegas, NV

89101 89102 89103 89104 89105 89106 89107 89108 89109 89110 89111 89112 89113 89114 89115 89116 89117 89118 89119 89120 89121 89122 89123 89124 89125 89126 89127 89128 89129 89130 89131 89132 89133 89134 89135 89136 89137 89138 89139 89140 89141 89142 89143 89144 89145 89146 89147 89148 89149 89150 89151 89152 89153 89154 89155 89156 89157 89158 89159 89160 89161 89162 89164 89165 89166 89169 89170 89173 89177 89178 89179 89180 89183 89185 89193 89195 89199

18

Denver, CO
80012 80014 80022 80033 80123 80127 80202 80203 80204 80205 80206 80207 80209 80210 80211 80212 80214 80215 80216 80218 80219 80220 80221 80222 80223 80224 80225 80226 80227 80228 80229 80230 80231 80232 80233 80234 80235 80236 80237 80238 80239 80241 80246 80247 80249 80260 80264 80265 80266 80290 80293 80294 80299

Seattle, WA
98101 98102 98103 98104 98105 98106 98107 98108 98109 98110 98111 98112 98113 98114 98115 98116 98117 98118 98119 98121 98122 98124 98125 98126 98127 98129 98131 98133 98134 98136 98138 98139 98141 98144 98145 98146 98148 98154 98155 98158 98160 98161 98164 98165 98166 98168 98170 98174 98175 98177 98178 98181 98185 98188 98190 98191 98194 98195 98198 98199

San Jose, CA
95002 95101 95103 95106 95108 95109 95110 95111 95112 95113 95115 95116 95117 95118 95119 95120 95121 95122 95123 95124 95125 95126 95127 95128 95129 95130 95131 95132 95133 95134 95135 95136 95138 95139 95140 95141 95148 95150 95151 95152 95153 95154 95155 95156 95157 95158 95159 95160 95161 95164 95170 95172 95173 95190 95191 95192 95193 95194 95196

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EXHIBIT B

CLASSIC TITLES

3D Tic-Tac-Toe	Double Dunk	Outlaw	Street Racer
A Game of Concentration	Flag Capture	Pong	Submarine Commander
Adventure	Football	Quadrun	Super Baseball
Air-Sea Battle	Fun With Numbers	Radar Lock	Super Breakout
Asteroids	Golf	Realsports Baseball	Super Football
Asteroids Deluxe	Gravitar	Realsports Football	Surround
Black Jack	Haunted House	Realsports Tennis	Swordquest: Earthworld
Black Widow	Home Run	Realsports Volleyball	Swordquest: Fireworld
Bowling	Human Cannonball	Red Baron	Swordquest: Waterworld
Breakout	Liberator	Sky Diver	Tempest
Canyon Bomber	Lunar Lander	Slot Machine	Video Checkers
Centipede	Major Havoc	Slot Racers	Video Chess
Circus Atari	Intentionally left blank.	Space Duel	Video Olympics
Codebreaker	Maze Craze	Space War	Video Pinball
Combat	Millipede	Sprintmaster	Warlords
Crystal Castles	Miniature Golf	Star Raiders	Yar's Revenge
Demons to Diamonds	Missile Command	Star Ship	
Desert Falcon	Night Driver	Steeplechase	
Dodge 'em	Off the Wall	Stellar Track	

20

TRADEMARKS Notice to be affixed to Atari Hotels, Licensed Merchandising Products and Licensed Intellectual Property: • C [date offust publication] • [Classic Atari Title], Atari and the Atari logo are registered trademarks of Atari Interactive _ / Inc. P' _ a< QB \ 61286334.1 21